April 28, 2008
ELECTRONIC FILING
Ms. Pamela Long
United States Securities and
     Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Withdrawal of Post-Effective Amendment No. 1 to Registration Statement filed by LEAF Equipment Leasing Income Fund III, L.P. on April 15, 2008 SEC File No. 333-137734

Dear Ms. Long:
     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), LEAF Equipment Leasing Income Fund III, L.P. (the “Registrant”) hereby applies to the Securities and Exchange Commission (the “Commission”) for consent to immediately withdraw the Registrant’s Post-Effective Amendment No. 1 to its Form S-1 (No. 333-137734) on Form S-1/A Registration Statement filed with the Commission on April 15, 2008 together with all exhibits thereto, hereinafter collectively referred to as the “Post-Effective Amendment.” The Post-Effective Amendment is being withdrawn because all of the Registrant’s registered securities have now been sold, and there is no need to update the Registrant’s prospectus as provided in the Post-Effective Amendment. The Registrant states that the Post-Effective Amendment has not been declared effective and no securities have been sold in connection with the filing of the Post-Effective Amendment.
     Please direct any questions regarding this application for withdrawal to Gerald A. Bollinger, of Kunzman & Bollinger, Inc., legal counsel to the Registrant, at (405) 942-3501.

LEAF Equipment Leasing Income Fund III, L.P. (Registrant)
By:	LEAF Asset Management, LLC
its General Partner

By:	/s/ Miles Herman
Miles Herman, President and Chief
Operating Officer